03 NOV 20 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	CGN IR, nr 13 November 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

03037565

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

dlw 11/20

Enclosures

Deutsche Lufthansa AG	FILE NO. 82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

03 NOV 20 AM 7:21

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Ad-hoc-Mitteilung gemäß §15 Wertpapierhandelsgesetz

Personalveränderungen bei Thomas Cook AG

Die Gesellschafter der Thomas Cook AG, Deutsche Lufthansa AG und KarstadtQuelle AG, teilen mit, dass Stefan Pichler und Norbert Kickum ihre Vorstandsmandate bei der Thomas Cook AG im guten gegenseitigen Einvernehmen mit den Gesellschaftern mit sofortiger Wirkung niedergelegt haben.

Der Aufsichtsrat der Thomas Cook AG hat daraufhin kommissarisch Peter Gerard zum Vorstandsvorsitzenden und Dr. Karl-Ludwig Kley zum Finanzvorstand der Thomas Cook AG ernannt. Beide haben ihre Aufsichtsratsmandate in der Thomas Cook AG niedergelegt, bleiben aber unverändert Vorstandsmitglieder bei ihren jeweiligen Konzerngesellschaften KarstadtQuelle AG und Deutsche Lufthansa AG.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696-90997, Fax (069) 696-90990
Email: investor.relations@dlh.de

06. November 2003

Management changes at Thomas Cook AG

Deutsche Lufthansa AG and KarstadtQuelle AG, as the shareholders of Thomas Cook AG, hereby give notice that Stefan Pichler and Norbert Kickum have resigned their posts as members of the Executive Board of Thomas Cook AG by mutual and amicable agreement with the shareholders and with immediate effect.

The Supervisory Board of Thomas Cook AG has consequently appointed Peter Gerard as interim CEO and Dr. Karl-Ludwig Kley as interim CFO of Thomas Cook AG. Mr. Gerard and Dr. Kley will relinquish their positions on the Supervisory Board of Thomas Cook AG, but will remain members of the Executive Boards of their respective Group companies KarstadtQuelle AG and Deutsche Lufthansa AG.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696-90997, Fax (069) 696-90990
Email: investor.relations@dlh.de

November 06th, 2003

Ad-hoc-Mitteilung gemäß §15 Wertpapierhandelsgesetz

Lufthansa erreicht im dritten Quartal einen operativen Gewinn von 200 Millionen Euro
Nach neun Monaten operativen Verlust auf 154 Millionen Euro verringert

Der Lufthansa Konzern hat im dritten Quartal einen operativen Gewinn von 200 Millionen Euro erzielt. Damit konnte der operative Verlust aus den ersten sechs Monaten von - 354 Millionen Euro auf - 154 Millionen Euro nach neun Monaten verringert werden (1.-3. Quartal 2002: 790 Millionen Euro). Außerplanmäßige Abschreibungen in Höhe von 150 Millionen Euro im Segment Catering sowie ein verschlechtertes Finanzergebnis führten zu einem Ergebnis vor Steuern von - 366 Millionen Euro (1.-3. Quartal 2002: + 650 Millionen Euro). Das Konzernergebnis beläuft sich auf - 409 Millionen Euro (1.-3. Quartal 2002: +344 Millionen Euro). Für das Geschäftsjahr 2003 erwartet Lufthansa ein nahezu ausgeglichenes operatives Ergebnis.

Detaillierte Informationen zu den ersten neun Monaten 2003 veröffentlicht Lufthansa anlässlich der Pressekonferenz am 12. November 2003 um 10:00 Uhr. Zeitgleich werden die Daten im Internet unter http://www.lufthansa-financials.de bereitgestellt.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696-90997, Fax (069) 696-90990
Email: investor.relations@dlh.de

11. November 2003

Ad-hoc release pursuant to §15 of the securities trading act

Lufthansa reports third-quarter operating profit of 200 million euros
Operating losses reduced to 154 million euros in nine months

The Lufthansa Group returned an operating profit of 200 million euros in the third quarter. The upturn narrowed first-half operating losses from - 354 million euros to - 154 million euros (First nine months 2002: + 790 million euros). Extraordinary depreciation charges totalling 150 million euros in the catering business segment and a depressed financial result resulted in a pre-tax loss of - 366 million euros (First nine months 2002: + 650 million euros). The Group's net loss for the nine-month term amounted to - 409 million euros (2002: + 344 million euros). For the full year 2003, Lufthansa is anticipating an operating result close to break-even.

More details on the nine-month results will be disclosed at the Lufthansa press conference at 10.00 hours on 12 November 2003. They will be available, simultaneously, on the Internet: http://www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (+49) 696-90997, Fax (+49) 696-90990
Email: investor.relations@dlh.de

11 November 2003

03 NOV 20 AM 7:21

Lufthansa

3rd Interim Report
January–September 2003



Lufthansa Group: Key Data

		January–September 2003	2002	Change in per cent	July–September 2003	2002
Revenue	€m	**11,817**	*12,641*	– 6.5	**4,245**	*4,465*
of which traffic revenue	€m	**8,541**	*9,108*	– 6.2	**3,107**	*3,232*
EBITDA	€m	**932**	*1,846*	– 49.5	**632**	*901*
EBIT	€m	**– 127**	*941*	–	**176**	*601*
Loss/profit from operating activities	€m	**2**	*972*	– 99.8	**121**	*557*
Net loss for the period	€m	**– 409**	*344*	–	**– 17**	*371*
Operating result	€m	**– 154**	*790*	–	**200**	*458*
Capital expenditure*	€m	**717**	*662*	8.3	**202**	*223*
Cash flow	€m	**1,088**	*1,871*	– 41.8	**469**	*475*
Total assets as of 30.9.	€m	**17,747**	*19,864*	– 10.7	**–**	–
Shareholders' equity as of 30.9.	€m	**3,304**	*4,071*	– 18.8	**–**	–
Average number of employees		**94,717**	*90,704*	4.4	**94,690**	*91,670*
Staff costs	€m	**3,448**	*3,298*	4.5	**1,154**	*1,155*
Loss per share	€	**– 1.07**	*0.90*	–	**– 0.04**	*0.97*

**without results from investments accounted for using the equity method*

Group Fleet

Number of commercial aircraft of Lufthansa German Airlines, Lufthansa CityLine, Lufthansa Cargo and Air Dolomiti as of September 30, 2003

Manufacturer/Type	Group fleet	thereof Finance/ Operating Lease	Operator LH	CLH	LCAG	EN**
Airbus A300	15	1	15	–	–	–
Airbus A310	6	1	6	–	–	–
Airbus A319	20	–	20	–	–	–
Airbus A320	36	–	36	–	–	–
Airbus A321	26	2	26	–	–	–
Airbus A330	5	5	5	–	–	–
Airbus A340	32	2	32	–	–	–
Boeing 737	69	2	69	–	–	–
Boeing 747	34	3	34	–	–	–
Boeing 747F/SF	8	2	–	–	8	–
Boeing 767	2	2	2	–	–	–
Boeing MD-11F	14	–	–	–	14	–
Fokker 50*	9	–	–	9	–	–
Canadair Regional Jet	67	18	–	62	–	5
Avro RJ85	18	13	–	18	–	–
ATR	16	15	–	–	–	16
Total aircraft	**377**	**66**	**245**	**89**	**22**	**21**

*leased to Contact Air
**Air Dolomiti – new in the group of consolidated companies

Dear Shareholder,
In the third quarter of 2003 the world aviation industry recovered only gradually from the crises; however, a fundamental reversal in the underlying trend was not noticeable. The course of economic development in the main markets remains unsatisfactory. In particular in the euro zone and in Germany no sustained upswing in economic activity is yet evident. The demand for air traffic services remained at last year's low level. In this operating climate Lufthansa's capacity and cost management continued to prove highly successful in the third quarter of 2003. This made it possible to post a quarterly operating profit of €200m. The cumulative result of the first nine months is an operating loss of €154m. Between January and September 2002, by contrast, Lufthansa had earned an operating profit of €790m.

This interim report up to 30 September 2003 has been drawn up in accordance with the provisions of IAS 34. It is based on the same accounting and valuation methods used in the Annual Report 2002.

Between January and September 2003 the group of consolidated companies was augmented by 16 companies compared with the end of 2002; there were no changes vis-à-vis the first six months of this year. This impairs comparability with last year's corresponding figures. Details of these changes are provided on page 18 of this report and in the sections relating to the individual business segments.

Course of business
The world economy still failed to generate real momentum in the third quarter of 2003. Disparate trends were recorded in the different industrial regions, however. Thus whereas output and demand in the USA expanded on the back of dynamic growth impulses and the level of business activity in Japan likewise stabilised, the euro zone economy remained in the doldrums. The effects of the euro's appreciation reinforced the lingering negative impact of the Iraq war. The cacophonous and contradictory chorus of public statements in Germany concerning possible political reforms additionally dampened the consumption climate and consequently curbed people's wanderlust. As a result, the situation of the aviation industry improved only very slowly, especially as the Asia/Pacific traffic region in September was still far from regaining the buoyant momentum from which Lufthansa had profited until February.

We nevertheless managed to improve our traffic data in the Passenger Business segment during the first nine months of 2003. They contain the figures of Air Dolomiti, which was newly consolidated as of 1 January 2003 – unlike the corresponding figures at the three-quarter stage in 2002.

From January to September 2003 the number of passengers rose by 3.8 per cent to 34.3 million. The volume of available capacity was 3.9 per cent higher than during the same period of last year. Sales was up by 1.3 per cent over twelve months. The passenger load factor thus fell by 1.8 percentage points to 73.1 per cent.

We increased overall capacity – passenger and cargo business combined – by 2.7 per cent, while sales decreased by 0.3 per cent. The Group's overall load factor fell by 2.0 percentage points to 69.1 per cent.

We systematically continued the capacity management and profit-boosting measures set in train in the first quarter. A total of 66 aircraft, including six long-haul aircraft, remain out of service for the time being.

Revenue
In the first nine months of 2003 average yields in passenger business declined by 7.3 per cent and cargo yields by 4.6 per cent compared with the same period of last year. Traffic revenue consequently fell during the period under review by 6.2 per cent to €8.5bn. In the third quarter traffic revenue went down by only 3.9 per cent, whereas the second quarter had seen a year-on-year drop of 10.0 per cent in the wake of the Iraq

Traffic figures of the Lufthansa Groups' airlines

		January–September **2003***	January–September 2002	Change in per cent
Passengers carried	thousand	**34,311**	*33,064*	3.8
Passenger load factor	per cent	**73.1**	*74.9*	–1.8 p.
Cargo/mail	thousand tonnes	**1,154**	*1,206*	–4.4
Cargo load factor	per cent	**64.1**	*66.4*	–2.3 p.
Available tonne-kilometres	million	**17,370**	*16,915*	2.7
Revenue tonne-kilometres	million	**12,003**	*12,034*	–0.3
Overall load factor	per cent	**69.1**	*71.1*	–2.0 p.
Number of flights		**274,922**	*385,591*	–28.7

*Air Dolomiti, consolidated with effect from 1 January 2003, is included in the figures. The latter are thus not entirely comparable with the previously published figures.

war and the effects of SARS. Total revenue was 6.5 per cent down on the prior-year figure and totalled €11.8bn. The share of traffic revenue in overall revenue rose from 72.1 to 72.3 per cent.

Other revenue amounting to €3.3bn was generated in the first nine months, a year-on-year fall of 7.3 per cent. In the third quarter alone it dropped by 7.7 per cent. A major influence in this context was the change in the US dollar/euro exchange rate which – alongside other factors – depressed the external revenue of the Catering segment by 17.6 per cent to €1.6bn. Lufthansa Technik lifted its external revenue by 14.4 per cent to €1.2bn due to changes in the group of consolidated companies.

Other operating income expanded by 31.0 per cent to €1.1bn. This jump was due mainly to book gains from the sale of the 66 per cent equity stake in START AMADEUS (€79m) and the disposal of aircraft (€119m).

Expenses

Operating expenses grew by 3.4 per cent (first half of 2003: +4.8 per cent) to €12.9bn. The retrenchment measures initiated at the start of the year slowed down expenditure growth significantly. Staff costs went up by 4.5 per cent during the first three quarters to €3.4bn. In the third quarter they remained at the previous year's level. Adjusted for the change in the group of consolidated companies, they actually fell by 0.9 per cent from January to September. This reflects the impact of the cut in working hours (with a corresponding cut in remuneration) between 15 April and 31 August at Deutsche Lufthansa AG, the short-time working ordained for cabin staff between 1 April and 30 June as well as the Group-wide recruitment freeze.

On 30 September 2003 the Group had a total workforce of 94,963 employees – a year-on-year rise of 3.7 per cent resulting from the change in the group of consolidated companies. Adjusted for that consolidation effect, the headcount was 3.9 per cent down over twelve months.

Depreciation and amortisation expenses grew by 15.1 per cent to €1.0bn. Extraordinary depreciation charges of €165m were booked during the first three quarters. They relate, first, to two decommissioned Boeing 747-200s (€15m), which were written down to the likely net sales price. In the second place we reviewed the goodwill valuation attributed to LSG Sky Chefs USA from a medium-term perspective. An initial assessment indicated the need for an extraordinary amortisation charge of €150m.

Moreover, in the third quarter of 2003 the useful life assumed in connection with goodwill depreciation was subjected to critical scrutiny. In some cases we concluded that the original assumptions appeared to be too long. The goodwill of the acquisitions in question will now be written off over shorter periods. This led to extra amortisation expenses in the third quarter of €15m which will increase to €30m up to the end of the year.

Fuel expenses went up by 2.6 per cent to €992m. This increase breaks down as follows: extra consumption (+2.2 per cent), higher prices including price-hedging measures (+23.3 per cent) and cross-currency effects (-22.9 per cent). Without the price-hedging measures the Group's fuel bill would have been €92m higher. Fees and charges expanded by 0.5 per cent and totalled €1.7bn in the period under review. Air traffic control charges once again increased at an above-average rate, rising by 7.7 per cent. The cost of materials totalled €5.4bn (+1.4 per cent). In the third quarter the cost management efforts pushed the cost of materials down by 1.0 per cent.

Result

Between July and September 2003 the Lufthansa Group posted a positive result from operating activities of €121m. This enabled us to reduce the loss that had been run up during the first half of this year. The cumulative outcome after the first nine months is thus a marginally positive result from operating activities of €2m (2002: €972m).

The financial result comes to -€368m, which is €46m worse than at the same stage last year. This is chiefly attributable to the lower income from subsidiaries, joint ventures and associates which included a negative contribution from Thomas Cook of -€131m. The net interest result improved by 18.2 per cent to -€239m. €166m of this was due to interest on pension provisions.

The result from ordinary activities in the third quarter was €109m and for the first nine months -€366m. After deducting taxes and minority interests, the trading period January to September 2003 showed a net result of -€409m (2002: €344m).

Cash flow and capital expenditure

The cash flow from operating activities during the period under review amounted to €1.1bn. This was €783m less than the figure recorded at the same point in 2002.

The gross capital expenditure of €717m was once more fully funded from the cash flow. €292m was invested in purchases of or advance payments on aircraft, €343m in other tangible fixed assets and financial assets, and €82m in the acquisition of the majority stake in Air Dolomiti. €1.3bn was expended on financial debt repayment, interest payments and dividends, as a result of which the Group's liquid funds were reduced by €612m.

The Group's net indebtedness at the end of the third quarter totalled €835m. On 31 December 2002 the debt level had amounted to €1.1bn. Lufthansa's gearing as of 30 September stood at 25.3 per cent. The corresponding ratio on 31 December 2002 was 27.5 per cent and on 30 June this year 37.8 per cent.

Major events during the third quarter of 2003

On 1 July the Group's new structure was inaugurated. The reduction of the top management tiers to just three members (from previously four) on the Executive Board and from five to four on the management board of the Passenger Business segment means a further streamlining of the Group's highest management structures.

On 8 July the ownership rights associated with the shareholding acquired in Air Dolomiti via the take-over bid were formally transferred. Lufthansa's equity interest consequently rose to 98.8 per cent. The acquired company was delisted from the Milan stock exchange on 9 July. Lufthansa in the meantime acquired the outstanding shares via a "squeeze-out". Effective 5 November Lufthansa fully owns Air Dolomiti.

At the end of September a first step was taken towards the long-overdue consolidation of the European airline industry. Air France and KLM announced the formation of a joint holding company "Air France-KLM". At almost the same time Swiss decided to join the Oneworld Alliance centred on British Airways. Swiss had the choice between a conventional adherence to an airline alliance or a business model elaborated with Lufthansa which envisaged the merger and integration of Swiss into the Lufthansa Group. Swiss' board of directors decided in favour of the alliance option because the investors were not prepared to create the economic conditions necessary for an integration with Lufthansa. In view of the national and legal framework, we do not foresee any significant changes for Lufthansa's competitive situation in the short run. We remain excellently positioned with the Star Alliance.

Major events after the end of the reporting period and outlook

The crisis in the world aviation industry that has persisted since 11 September 2001 has radically altered the industry, especially in Europe. In October Lufthansa's management therefore put together a package of measures aimed at safeguarding the Company's long-term competitiveness in an action plan designed to reduce costs by €1.2bn up to 2005. €300m of savings are to be yielded by each of the areas production framework/processes, external and internal providers and staff/processes. The measures include the project "Future development of continental traffic" and the "concerted campaign" aimed at lowering Lufthansa's own costs.

The initiative Air Traffic for Germany seeks to achieve, in negotiation with all parties concerned, a permanent reduction of the national cost platform.

At 6 November Deutsche Lufthansa AG and KarstadtQuelle AG, as the shareholders of Thomas Cook AG, gave notice that Stefan Pichler and Norbert Kickum have resigned their posts as members of the Executive Board of Thomas Cook AG by mutual and amicable agreement with the shareholders and with immediate effect. Peter Gerard was appointed as interim CEO and Dr. Karl-Ludwig Kley as interim CFO of Thomas Cook AG. Mr. Gerard and Dr. Kley have relinquished their positions on the Supervisory Board of Thomas Cook AG, but will remain members of the Executive Boards of their respective Group companies KarstadtQuelle AG and Deutsche Lufthansa AG.

The strains on the global economy have lessened following the ending of the Iraq war and the successful fight against SARS. A robust economic recovery is not yet in sight. Even so the projections of the professional forecasters remain very cautious. They perceive additional risks for the euro zone in the euro/dollar exchange rate trend which could have a negative impact on export business. However some indicators do give cause to hope that an upswing may come.

For example, in October the Ifo business climate survey pointed upwards for the sixth time in succession. The German Institut für Weltwirtschaft likewise sees signals indicating a macroeconomic revival. Sentiment in the enterprise sector gradually appears to be gaining confidence.

Assuming that the present circumstances improve, we anticipate a slight recovery up to the end of 2003. Given that scenario, we expect to post a nearly balanced operating result for the business year as a whole.

Segment Passenger Business

Lufthansa Passenger Business Group*

		January–September 2003	2002
Revenue	€m	**7,474**	*7,988*
Segment result	€m	**–6**	*661*
Operating result**	€m	**–130**	*636*
EBITDA	€m	**407**	*1,486*
Average number of employees		**35,058**	*33,815*
Passengers carried	thousand	**34,311**	*33,067*
Available seat-kilometres	million	**93,049**	*89,593*
Revenue passenger-kilometres	million	**67,999**	*67,094*
Passenger load factor	per cent	**73.1**	*74.9*

*The Passenger Business group comprises not only Lufthansa AG and Lufthansa CityLine but also, with retroactive effect from 1 January, Air Dolomiti and eight newly consolidated aircraft leasing companies. This hampers a direct comparison with the year-on-year figures.
**The operating result corresponds to the definitions of the annual financial statements.

The Passenger Business segment recorded no across-the-board recovery in demand in the third quarter of 2003. The persistently weak economic setting, especially in Germany, the rising level of unemployment and the ongoing public debate about possible political reforms dented consumers' confidence and dampened private travel demand. No reversal in trend was evident in the business travel segment owing to the cost-saving schemes introduced by many companies. As a result, the European traffic region including Germany recorded the weakest trend.

In the Asia/Pacific region a gradual recovery emerged as expected from July following the WHO's announcement that the SARS epidemic was over. In September the number of passengers carried was merely 2.1 per cent below the prior-year level. This was insufficient, however, to make good the slump in business in the second quarter. Between January and September the number of passengers (–6.7 per cent), the sales volume (–8.5 per cent) and the passenger load factor (–2.7 percentage points) were all down vis-à-vis the same period last year. Growth was registered in the traffic zones America and Middle East/Africa. In those two areas Lufthansa transported 7.9 and 7.4 per cent more passengers, respectively, from January to September. The sales volume – measured in revenue passenger-kilometres – improved by 5.4 and 4.4 per cent, respectively. But the passenger load factor could not match the corresponding high score recorded at the three-quarter stage in 2002, since the markets did not fully absorb the capacity rises of 8.8 and 6.7 per cent. In America the passenger load factor amounted to 77.9 per cent (–2.6 percentage points) and in Middle East/Africa 71.6 per cent (–1.6 percentage points).

Altogether the airlines of the Lufthansa Passenger Business group carried 34.3 million passengers (+3.8 per cent), of which 5.1 million flew with Lufthansa CityLine and 0.8 million with Air Dolomiti. Capacity was raised by a moderate 3.9 per cent to 93.0 billion seat-kilometres. However, even this small increase in output could not be fully accommodated in the market. The passenger load factor came to 73.1 per cent, which fell 1.8 percentage points short of the prior-year level as the sales volume rose by only 1.3 per cent to 68.0 billion passenger-kilometres.

Average yields declined between January and September by 7.3 per cent compared with the same period last year, in the third quarter they were only 3.2 per cent down year on year. In the first quarter of 2003 the shortfall over twelve months had amounted to 12.5 per cent and between April and June to 9.7 per cent. A major reason for this was the continuing strength of the euro. Traffic revenue dropped as a result by 6.1 per cent to €7.0bn, even though the sales volume was 1.3 per cent ahead on the year. Total revenue (€7.5bn) plus other segment income (€836m) yielded total segment income of €8.3bn (–4.1 per cent).

Between July and September 2003 stringent cost management made it possible to further slow the growth of segment expenses. Between January and September they increased by just 3.9 per cent after having increased by 8.7 per cent in the first six months of this year. Of the total segment expenses of €8.3bn, the bulk was incurred by the cost of materials (€4.0bn). It expanded by 5.9 per cent. This item included a 3.4 per cent rise in fuel costs and a 3.5 per cent increase in fees and charges. Staff costs went up by 6.5 per cent to €1.5bn. The Lufthansa Passenger Business group employed a total of 35,058 persons on an annual average, which was 3.7 per cent more than in the first nine months of 2002. Depreciation and amortisation expenses fell by 5.3 per cent to €534m, while the segment's capital expenditure of €385m was 14.6 per cent lower than in 2002. It was invested primarily in purchases of and down payments on aircraft.

In the third quarter of 2003 the Lufthansa Passenger Business group managed to reduce the first-half loss by €245m and at the three-quarter stage posted a segment result of –€6m. If the signs of an upturn in economic activity translate into a concrete rise in demand and the exchange rate parities do not change further for the worse, the Passenger Business group will be able to deliver a positive segment result for the full year.

In addition, in the fourth quarter a number of measures will take effect which will improve Lufthansa's product portfolio. The winter timetable which came into force on 26 October envisages only a moderate expansion of available capacity. The Asia programme and flights to traditional sun-seeker destinations such as Dubai, Johannesburg/Capetown and Miami are being expanded. The capacity of 66 aircraft remains out of service.

Another innovation in the winter timetable are the code-sharing flights with US Airways to 19 cities in the United States with which Lufthansa's cooperation with US Airways commenced on 26 October. US Airways is set to join the Star Alliance in the course of the coming year. The Polish airline LOT is already a member, having joined the world's leading airline alliance on 26 October.

The introduction of the winter timetable will also mark the launch of Lufthansa's new regional flight concept. Under the brand name "Lufthansa Regional" the Lufthansa partners Air Dolomiti, Augsburg Airways, Contact Air, Eurowings and Lufthansa CityLine will provide a high-quality service of direct and feeder flights in the regional network.

In October Lufthansa presented its new Business Class product for long-haul flights. The central features of the new service are an innovative seating concept and a unique programme of entertainment and information. The new seats can be converted into beds two metres long. The entertainment programme comprises an individual choice of video and audio transmissions with games, audiobooks and language training courses. Comprehensive in-flight information coverage will be facilitated by FlyNet, which provides in-the-sky internet access at terrestrial quality. The new seats will be installed initially in the new Airbus A340-600s and A330-300s, the first of which will be delivered from the end of November 2003.
On 8 December the first jet fitted with the new-style seats will fly from Frankfurt to Buenos Aires. The entire long-haul fleet will be progressively converted by 2005. The capital expenditure which the conversion entails totals €300m.

Segment Logistics

Lufthansa Cargo AG

		January–September 2003	2002
Revenue	€m	**1,593**	*1,703*
Segment result	€m	**12**	*78*
Operating result*	€m	**–7**	*61*
EBITDA	€m	**110**	*164*
Average number of employees		**5,144**	*5,206*
Cargo/mail	thousand tonnes	**1,154**	*1,206*
Available cargo tonne-kilometres	million	**8,044**	*7,937*
Revenue cargo tonne-kilometres	million	**5,153**	*5,274*
Cargo load factor	per cent	**64.1**	*66.4*

*The operating result corresponds to the definitions of the annual financial statements.

The third quarter of 2003, too, was marked by the weak economic momentum, particularly in Germany. The demand for air cargo transportation services again fell short of the expectations. From January to September 2003 the volume of freight and mail carried by Lufthansa Cargo consequently decreased by 4.4 per cent to 1.2 million tonnes, and sales declined by 2.3 per cent to 5.2 billion revenue cargo-tonne-kilometres. With capacity having been expanded by 1.3 per cent, capacity utilisation fell as a result to 64.1 per cent (–2.3 percentage points). Lufthansa Cargo recorded a drop in its traffic data in all traffic regions to which the Group's logistics specialist responded by adjusting capacity. This proved difficult, however, owing to the sharp differences in individual traffic flow trends.

During the period under review Lufthansa Cargo generated traffic revenue of €1.6bn. This represented a year-on-year fall of 6.8 per cent which – as in the first half of the year – was due to the euro's strength against the other major currencies and the smaller volume of freight transported. The positive price effects were unable to fully offset these negative factors. Lufthansa Cargo generated total segment income of €1.7bn (–6.8 per cent).

The segment's overall expenses were pushed down by 3.3 per cent to €1.7bn. The cost of materials totalled €1.0bn, which was 2.4 per cent less than last year's comparable figure. Fuel expenses fell by 1.0 per cent. The sharp price increase was compensated by the lower dollar parity and the improved price-hedging result. Chartering costs were also down: the higher expenditure on belly capacities and chartering third-party aircraft were offset by declining costs for joint ventures and blocked-space agreements. Even though the workforce contracted by 1.2 per cent, staff costs rose by 1.2 per cent to €244m.

In September Lufthansa Cargo took a decision with far-reaching implications for the future by opting for a fleet rollover. The entire stock of Boeing 747-200 freighter is to be sold and the fleet expanded by the acquisition of five MD-11 cargo aircraft. The Boeings will be sold in the course of 2004. Three of the eight 747-200s are to be sold to Air Atlanta Icelandic with the option of chartering them back as and when required. The MD-11s are to be delivered by February 2005, after which Lufthansa Cargo's fleet will consist of 19 MD-11 cargo aircraft.

In the reporting period the first advance payments were made for the five MD-11s. Lufthansa Cargo also invested in extending its IT infrastructure. The investment volume totalled €9m (2002: €6m).

Lufthansa Cargo was able to improve the segment result significantly in the third quarter. After showing a net gain of €1m at the half-way stage, the company posted a segment profit of €12m after nine months (2002: €78m). This positive result would not have been possible without the successful and rigorously pursued cost-cutting programme.

In the fourth quarter Lufthansa Cargo anticipates the seasonally usually pick-up in the air cargo market, although this will be far more muted than in past years owing to the sluggish economic dynamics, especially in Germany. Nevertheless, Lufthansa Cargo expects to turn in a positive segment result for the full year thanks to its effective cost management policy.

Segment Maintenance, Repair and Overhaul (MRO)
Lufthansa Technik Group*

		January–September 2003	2002
Revenue	€m	**2,148**	*1,942*
Segment result	€m	**130**	*133*
Operating result**	€m	**111**	*121*
EBITDA	€m	**199**	*189*
Average number of employees		**17,786**	*13,542*

*The range of companies included in the MRO segment's consolidated group was expanded vis-à-vis the first nine months of 2002 by: Condor/Cargo Technik GmbH, Frankfurt; Hawker Pacific Aerospace, Corp., UK and USA; Lufthansa Technik Philippines, Inc., Philippines; Shannon Aerospace Ltd., Ireland and Lufthansa Airmotive Ireland (Leasing) Ltd., Ireland. This impairs year-on-year comparability.
**The operating result corresponds to the definitions of the annual financial statements.

In the third quarter of 2003 the demand for MRO services in the aviation industry again contracted worldwide. In this operational setting the Lufthansa Technik group held up better than most of its competitors. Between January and September 2003 the group boosted its revenue by 10.6 per cent to €2.1bn. Business with clients outside the Lufthansa Group due to consolidation changes grew by as much as 14.4 per cent to €1.2bn, so that the share of external revenue in total revenue increased by 1.8 percentage points to 55.4 per cent. The Lufthansa Technik group generated total segment income of €2.2bn.

In the third quarter the Technik group increased the number of contracts newly acquired this year to 160 with a total revenue for 2003 of €247m. This permitted the MRO segment to compensate for the effects of the falling dollar exchange rate and the decline in revenue from existing contracts. Lufthansa Technik's average yields per contract continue to decline since the volume of orders awarded for airline maintenance, repair and overhaul is diminishing more and more in the wake of the ongoing crisis in the aviation industry.

The growth of total segment expenses between January and September was caused principally by the expansion of the consolidated group. Thanks to targeted capacity management and cost discipline, expenditure grew by only 11.2 per cent compared with a 16.8 per cent grow in the first six months and totalled €2.1bn. Staff costs surged by 20.4 per cent to €649m. The annualised average number of employees rose by 31.3 per cent to 17,786, largely on account of the newly consolidated companies.

The segment's capital expenditure was raised by €13m (+40.6 per cent) to €45m. It was invested in extending the second overhaul line at Lufthansa Technik Philippines and the provisional acquisition of a further 60 per cent of the shares in Condor/Cargo Technik. In addition, Lufthansa Technik purchased a 40 per cent stake in Alitalia Maintenance Systems from Alitalia on 1 July. The MRO company specialises in the maintenance of aero-engines.

From January to September 2003 the Lufthansa Technik group earned a segment result of €130m. This is €83m above the result after the first six months of 2003 and is just €3m behind last year's good nine-month result. Lufthansa Technik expects no improvement in the overall economic climate in the fourth quarter of 2003. The measures taken to boost profitability are successful, still for the full business year Lufthansa Technik will not be able to achieve last year's result.

Segment Catering
LSG Sky Chefs Group*

		January–September 2003	2002
Revenue	€m	**2,006**	*2,336*
Segment result	€m	**-290**	*-9*
Operating result**	€m	**-152**	*-23*
EBITDA	€m	**75**	*138*
Average number of employees		**32,789**	*35,272*

*The range of consolidated companies making up the LSG Sky Chefs group was expanded in comparison with last year by the addition of catering enterprises in the Baltic states, South Africa and Belgium. Other first-time consolidations are Lufthansa Catering Logistik GmbH, LSG Sky Chefs Verwaltungsgesellschaft mbH (both as of 1 January 2003), LSG Asia GmbH and LSG Sky Chefs Korea Co Ltd. (both effective as from 30 June 2003). The operational units of the Top-Flight group were merged with LSG Sky Chefs Sverige AB. Further, some company mergers took place in the USA. However, these changes do not materially impinge on the ability to compare year-on-year performance.
**The operating result corresponds to the definitions of the annual financial statements.

The third quarter brought no change in the business trend of the LSG Sky Chefs group. The American airline industry failed to shake off its crisis, the aftermath of the Iraq war and the respiratory disease SARS continued to have an impact, and in virtually all regions flight cancellations caused revenue losses for the catering industry. From January to September 2003 the revenue of the LSG Sky Chefs group contracted by 14.1 per cent or €330m to €2.0bn. Another factor was the weak US dollar; this alone cut the revenue level, calculated in euro, in the USA – the segment's main market – by €218m. Additionally revenue dropped here by €160m due to the lower volume. Europe/Africa registered a rise in revenue of €43m, Asia/Pacific of €2m since the contributions from newly consolidated companies more than offset the shortfalls. The LSG Sky Chefs group generated total segment income of €2.1bn (2002: €2.4bn).

Total segment expenses went down by 2.7 per cent to €2.4bn mainly owing to the changed dollar/euro parity. The cost of materials decreased by 5.8 per cent to €880m, also because of the lower output. The year-on-year drop of 11.1 per cent in staff costs to €854m additionally reflected the 7.0 per cent contraction in the annualised headcount. Other operating expenses likewise decreased to €349m. Even though this total includes €30m of value adjustments for doubtful debts, it fell by 14.0 per cent, attributable to the weak dollar, the cost-cutting measures and the lower output. By contrast, depreciation and amortisation expenses virtually doubled. Alone €150m of the total charges of €308m relate to the extraordinary goodwill amortisation in respect of LSG Sky Chefs USA.

The segment's capital expenditure grew by 66.7 per cent to €115m. This was allocated amongst other things to the acquisition of the catering division of Asiana Airlines (€53m) and the implementation of the SAP software suite in further business fields in the USA.

The unsatisfactory course of business and the extra burden imposed by the extraordinary depreciation led to a marked deterioration in the January to September 2003 result. The segment result came to -€290m (2002: -€9m). The full year's result, too, will be affected by the negative impact of SARS and the Iraq war. An even greater burden will be imposed by the persistent crisis in the US airline industry, entailing drastic reductions in service. To meet this challenge, the management of the LSG Sky Chefs group has initiated a series of measures to shore up earnings. These include production adjustments, short-time working with a corresponding cut in remuneration, new collective staff agreements and the amalgamation of operational units. They form part and parcel of a long-term strategic plan to restructure the segment's business. But no appreciable improvement is expected during the fourth quarter. The segment result will therefore stay at the current level.

Segment Leisure Travel
Thomas Cook AG

		Nov 2002–July **2003**	Nov 2001–July 2002
Revenue	€m	**4,719**	*5,332*
Loss from operating activities (EBIT)	€m	**–296**	*– 180*
Average number of employees		**26,237**	*26,939*

(financial year: 1 November to 31 October)

For the Thomas Cook group the third quarter of its business year 2002/2003 was disappointing. The continuing stunted macroeconomic development and the ongoing decline in employment levels as well as the lingering effects of the Iraq war and the SARS epidemic continued to depress the demand for leisure travel. These problems were further exacerbated by this year's exceptionally hot summer in central Europe and the adverse timing of the school holidays in Germany – in the three most populous states they did not begin until August. The outcome was that between May and July 2003 the number of leisure travellers – despite an increase in bargain offers – slumped by 9.0 per cent to 3.9 million. In the third quarter revenue thus receded by 11.6 per cent over twelve months. By virtue of enormous efforts to cut costs, the Leisure Travel segment nonetheless managed to post a positive result (EBIT) of €98m in the third quarter. In the same period last year the comparable figure was €168m.

Between November 2002 and July 2003 some 7.0 million vacationers booked holidays through travel operators belonging to the Thomas Cook group; this was 5.6 per cent fewer than during the same period in the past business year. Germany once again registered the steepest decline at –8.6 per cent, while the United Kingdom saw numbers drop by 4.4 per cent and the rest of western Europe by 1.2 per cent. The average travel price concurrently declined by 3.9 per cent to €599. As the average duration of package tours also shortened slightly, the group's revenue of €4.7bn was 10.0 per cent down on the prior-year figure. While the cost-cutting measures appreciably lowered expenditure on leisure travel services, the year-on-year cost reduction of 8.1 per cent did not fully make up for the decline in prices, with the result that the gross yield margin decreased by 1.5 per cent. For the first nine months of its business year 2002/2003 the Thomas Cook group recorded a negative result (EBIT) of €296m (2001/2002 –€180m). The segment result valued on an equity basis came to –€131m (2001/2002: –€94m).

From November to July the Thomas Cook group's capital expenditure amounted to €172m (2001/2002: €173m). €54m of the total sum was invested in the purchase of two Airbus A320s, which replaced two leased aircraft. The bulk of the capital formation was expended on hotels, travel agencies and the extension of the data management and IT systems. The cash flow from operating activities totalled €400m (2001/2002: €537m).

Although the level of bookings has picked up over the past months, the deficit recorded up to July cannot be neutralised before the end of the business year. Given this constraint, we expect for the full business year 2002/2003 a segment result (pro rata earnings after taxes and goodwill) at the present level.

To be able to again turn in a positive result in a market environment characterised by declining prices and excess capacity, Thomas Cook will promptly implement the redimensioning and restructuring measures initiated and communicated in the "Project One" campaign.

Segment IT Services
Lufthansa Systems Group*

		January–September 2003	2002
Revenue	€m	**447**	*347*
Segment result	€m	**30**	*26*
Operating result**	€m	**27**	*25*
EBITDA	€m	**53**	*54*
Average number of employees		**3,105**	*2,134*

*The range of consolidated companies making up the Systems group was expanded vis-à-vis January–September 2002 by the inclusion of Lido GmbH Lufthansa Aeronautical Services, Frankfurt; Lufthansa Process Management GmbH, Neu-Isenburg; Lufthansa Systems AS GmbH, Norderstedt and Lufthansa Systems Berlin GmbH. This hampers comparisons with last year's figures.
**The operating result corresponds to the definitions of the annual financial statements.

The Lufthansa Systems group registered a big rise in revenue in the period January to September 2003. It rose altogether by 28.8 per cent to €447m. Fuelled by the marked growth of new business, revenue with customers outside the Lufthansa Group soared by no less than 44.1 per cent. Total segment income amounted to €465m (+30.6 per cent).

Segment expenditure rose year on year by 31.8 per cent to €435m. The main expense item is staff costs, which increased by 51.0 per cent to €157m. This was chiefly attributable to the expansion of the group of consolidated companies, the increase in collective pay agreements and the take-over of IT units – for example at Deka Bank and Thomas Cook AG – including their IT staff. These outsourcing projects also pushed up the segment's capital expenditure by €19m to €41m.

Between January and September the Systems group posted a segment result of €30m (2002: €26m). The full year's result should match last year's figure.

Service and Financial Companies*

		January–September 2003	2002
Revenue	€m	**112**	*120*
Other segment income	€m	**159**	*197*
Segment result	€m	**125**	*181*
Average number of employees		**835**	*735*

*previous year's figures only partly comparable due to changes in the group of consolidated companies

The Service and Financial Companies currently comprise START AMADEUS (until 28 February), Lufthansa AirPlus Servicekarten GmbH (from 1 January 2003) and Lufthansa Commercial Holding. Hence a direct comparison with the corresponding 2002 figures is not possible.

For the first nine months of 2003 the Service and Financial Companies turned in a segment result of €125m (2002: €181m). The principal source of revenue was the income from the sale of the equity stake in START AMADEUS (€79m). The full-year result will be far smaller than last year's profit as the 2002 figure included the large proceeds from the disposal of the equity stakes in GlobeGround and DHL.

Projections of future developments
This Interim Report contains figures and forecasts relating to the future development of the Lufthansa Group and its affiliated companies. These forecasts are estimates which we have made on the basis of all the information available to us at the present time. If the assumptions underlying the forecasts should prove erroneous or if potential risks – such as those mentioned in the Risk Report of the Annual Report 2002 – should become reality, the actual results may deviate from current expectations.

Consolidated Income Statement

	Jan–Sep **2003** €m	Jan–Sep 2002 €m	July–Sep **2003** €m	July–Sep 2002 €m
Traffic revenue	8,541	*9,108*	3,107	*3,232*
Other revenue	3,276	*3,533*	1,138	*1,233*
Revenue	**11,817**	***12,641***	**4,245**	***4,465***
Changes in inventories and work performed by the enterprise and capitalised	19	*1*	5	*1*
Other operating income	1,083	*827*	187	*378*
Cost of materials	5,361	*5,287*	1,827	*1,845*
Staff costs	3,448	*3,298*	1,154	*1,155*
Depreciation and amortisation	1,023	*889*	441	*294*
Other operating expenses	3,085	*3,023*	894	*993*
Profit from operating activities	**2**	***972***	**121**	***557***
Income from investments accounted for using the equity method	-118	*- 76*	36	*43*
Other income from subsidiaries, joint ventures and associates	35	*36*	14	*13*
Net interest	-239	*- 292*	-67	*- 90*
Other financial items	-46	*10*	5	*- 11*
Financial result	**-368**	***- 322***	**-12**	***- 45***
Loss/profit from ordinary activities	**-366**	***650***	**109**	***512***
Other taxes	-25	*- 36*	-12	*8*
Loss/profit before income taxes	**-391**	***614***	**97**	***520***
Income taxes	-13	*-268*	-112	*-148*
Result after taxes	**-404**	***346***	**-15**	***372***
Minority interests	-5	*- 2*	-2	*- 1*
Net loss/profit for the period	**-409**	***344***	**-17**	***371***
Basic loss/earnings per share*	**€ - 1.07**	***€ 0.90***	**€ - 0.04**	***€ 0.97***
Diluted loss/earnings per share*	**€ - 0.95**	***€ 0.84***	**€ - 0.04**	***€ 0.89***

*The basic loss/earnings per share are determined by dividing the net loss/profit for the period by the weighted average number of ordinary shares outstanding during the financial year. The diluted loss/earnings per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002 to the weighted average of the shares outstanding during financial year 2002. Group net loss/profit for the period is increased by the amounts spent on the convertible bonds.

Consolidated Balance Sheet as of 30 September 2003

Assets	30 September **2003** €m	31 December 2002 €m	30 September 2002 €m
Intangible assets	1,564	1,715	*1,765*
Aircraft and spare engines	6,749	6,989	*7,263*
Other tangible assets	1,376	1,359	*1,245*
Investments accounted for using the equity method	785	913	*1,097*
Other financial assets	683	738	*820*
Fixed assets	**11,157**	**11,714**	***12,190***
Repairable aircraft spare parts	**401**	**389**	***360***
	11,558	**12,103**	***12,550***
Inventories	408	397	*356*
Trade receivables	1,797	1,630	*2,035*
Other receivables and other assets	1,097	1,045	*1,709*
Securities	754	584	*496*
Cash and cash equivalents	1,837	3,054	*2,363*
Current assets	**5,893**	**6,710**	***6,959***
Income tax assets	**198**	**205**	***250***
Prepaid expenses	**98**	**119**	***105***
Total assets	**17,747**	**19,137**	***19,864***

Shareholders' equity and liabilities	30 September **2003** €m	31 December 2002 €m	30 September 2002 €m
Issued capital	977	977	*977*
Capital reserve	809	809	*809*
Fair value reserves	–23	108	*254*
Retained earnings	1,950	1,514	*1,687*
Net loss/profit for the period	–409	717	*344*
Shareholders' equity	**3,304**	**4,125**	***4,071***
Minority interests	**39**	**47**	***33***
Retirement benefit obligations	4,240	4,020	*3,921*
Provisions for income taxes	205	261	*439*
Other provisions and accruals	4,064	3,515	*2,930*
Provisions and accruals	**8,509**	**7,796**	***7,290***
Long-term borrowings	3,426	4,771	*4,959*
Trade payables	831	938	*1,259*
Other liabilities	1,396	1,228	*1,847*
Liabilities	**5,653**	**6,937**	***8,065***
Deferred income	**242**	**232**	***405***
Total shareholders' equity and liabilities	**17,747**	**19,137**	***19,864***

Consolidated Statement of Changes in Shareholders' Equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instru-ments €m	Fair value reserves other financial assets €m	Currency translation differences €m	Retained earnings €m	Net loss/profit for the period €m	Total €m
Balance on 31 December 2001	**977**	**681**	**195**	**-19**	**-22**	**2,319**	**-633**	**3,498**
Transfers	–	–	–	–	–	-633	633	–
Dividends	–	–	–	–	–	–	–	–
Net loss/profit for the period	–	–	–	–	–	–	344	344
Changes in fair value	–	–	99	–	–	–	–	99
Transfers to acquisition cost	–	–	7	10	–	–	–	17
Transfers to the income statement	–	–	-38	–	–	–	–	-38
Other neutral changes	–	128	–	–	45	-22	–	151
Balance on 30 September 2002	**977**	**809**	**263**	**-9**	**23**	**1,664**	**344**	**4,071**
Balance on 31 December 2002	**977**	**809**	**105**	**3**	**-66**	**1,580**	**717**	**4,125**
Transfers	–	–	–	–	–	488	-488	–
Dividends	–	–	–	–	–	–	-229	-229
Net loss/profit for the period	–	–	–	–	–	–	-409	-409
Changes in fair value	–	–	-64	2	–	–	–	-62
Transfers to acquisition cost	–	–	-13	–	–	–	–	-13
Transfers to the income statement	–	–	-54	-2	–	–	–	-56
Other neutral changes	–	–	–	–	-50	-2	–	-52
Balance on 30 September 2003	**977**	**809**	**-26**	**3**	**-116**	**2,066**	**-409**	**3,304**

Currency translation differences are disclosed under retained earnings in the balance sheet. The other neutral changes result mainly from changes in the capital of investments accounted for using the equity method. The neutral change in the capital reserve includes the premium from the flotation of the bond of 4 January 2002.

Note to the Consolidated Cash Flow Statement
The cash flow statement shows the change in cash and cash equivalents of the Lufthansa Group in the period under review. As required by IAS 7, cash flows have been divided into operating cash flow (corresponding to the cash inflow from operating activities) as well as investing and financing activities. Cash and cash equivalents disclosed in the cash flow statement comprise bank balances (without time deposit credit balances) and cash in hand. The balance of liquid funds in a wider sense can be determined by including securities held as current assets and long-term time deposit credit balances.

Consolidated Cash Flow Statement

	January–September **2003** €m	January–September 2002 €m
Cash and cash equivalents on 1 January	**2,453**	**378**
Loss/profit before income taxes	– 391	614
Depreciation of fixed assets (net of reversals)	1,062	903
Depreciation of repairable aircraft spare parts	46	26
Result from fixed asset disposal	– 207	– 79
Result from investments accounted for using the equity method	110	76
Net interest	239	292
Income taxes paid	– 13	2
Changes in inventories	– 11	28
Changes in receivables, other assets and prepaid expenses	– 1	– 794
Changes in provisions and accruals	712	176
Changes in liabilities (without borrowings)	– 417	539
Other	– 41	88
Cash flows from operating activities	**1,088**	**1,871**
Purchase of tangible assets and intangible assets	– 535	– 452
Purchase of financial assets	– 66	– 24
Additions to repairable aircraft spare parts	– 58	– 28
Proceeds from sale of non-consolidated equity investments	7	235
Acquisition of non-consolidated equity investments	– 34	– 106
Acquisition of consolidated equity investments*	– 82	0
Proceeds from disposals of intangible assets, tangible assets and other financial assets**	362	143
Interest received	99	94
Dividends received	46	45
Net cash used in investing activities	**– 261**	**– 93**
Securities/fixed-term deposits	– 171	– 491
Net cash used in investing activities and cash investments	**– 432**	**– 584**
Premium from bond flotation	0	128
Long-term borrowings	164	1,037
Repayments of long-term borrowings	– 972	– 524
Other borrowings	– 59	– 460
Dividends paid	– 229	0
Interest paid	– 172	– 206
Net cash used in financing activities	**– 1,268**	**– 25**
Net decrease/increase in cash and cash equivalents	**– 612**	**1,262**
Effects of exchange rate changes	– 4	0
Cash and cash equivalents on 30 September	**1,837**	**1,640**
Securities	754	496
Term deposits	0	723
Total liquid funds	**2,591**	**2,859**
Net increase/decrease in total liquid funds	– 1,047	1,677

*2003 less purchased cash and cash equivalents of €2m.
**2003 less disposed cash and cash equivalents of €51m.
Note to the Consolidated Cash Flow Statement see page 16.

Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies
Besides Deutsche Lufthansa AG as the Group's parent company, the consolidated financial statements include all the significant domestic and foreign subsidiaries. 16 companies were newly included in the consolidated accounts in the first three quarters of 2003. Lufthansa AirPlus Servicekarten GmbH, Lufthansa Catering Logistik GmbH and die LSG Sky Chefs Verwaltungsgesellschaft mbH were newly consolidated as of 1 January 2003, Condor/Cargo Technik GmbH as of 1 March 2003, Lufthansa Airmotive Ireland (Leasing) Ltd. and eight aircraft leasing companies as of 1 April 2003, and LSG Asia GmbH and LSG Sky Chefs Korea Co Ltd. as of 30 June 2003. Air Dolomiti S.p.A. Linee Aeree Regionali Europee was incorporated into the group of consolidated companies with retroactive effect from 1 January 2003 following the acquisition of a majority stake on 16 April. START AMADEUS GmbH was no longer consolidated as of 1 March 2003 following the disposal of the entire shareholding on 26 February 2003. Globe Services Sweden AB and Margian AB were merged with LSG Sky Chefs Sverige AB.

The comparability of the income statement and the balance sheet with the third quarter of 2002 is additionally impaired by the fact that the changes in the consolidation profile as at 31 December 2002, as described in the full-year consolidated financial statements for 2002, had not yet occurred in the first nine months of 2002. For details see the Annual Report 2002, Note 4, from page 118 onwards (it is also available on the Internet at www.lufthansa-financials.de).

The following tables show the main consequences of the changes in the group of consolidated companies.

Balance Sheet

	Group 30 September 2003 €m	of which from changes in the group of consolidated companies January–September 2003 €m
Fixed assets	11,157	217
Current assets	6,590	336
Balance sheet total	17,747	553
Shareholders' equity	3,304	-10
Minority interests	39	35
Provisions and accruals	8,509	57
Long-term debt	3,532	181
Other liabilities	2,363	290

Income Statement

	Group Jan–Sep 2003 €m	of which from changes in the group of consolidated companies January–Sepember 2003 €m
Revenue	11,817	429
Operating income	1,102	24
Operating expenses	-12,917	-423
Loss/profit from operating activities	2	30
Financial result	-368	-28
Loss from ordinary activities	-366	2
Taxes and minority interests	-43	20
Net loss for the period	-409	22

Contingencies and events occuring after the balance sheet date

Contingent liabilities	30 September 2003 €m	31 December 2002 €m
from guarantees, bills and cheque charges	836	1,036
from warranty agreements	1,157	1,195
from collateralisation of third-party liabilities	4	0*

*below €0.1m

Various provisions with a total potential effect on the financial result of €205m for subsequent years were not set up owing to the small likelihood of their being utilised. The corresponding figure at end-2002 was €107m.

The contingent asset specified in the full-year consolidated financial statements for 2002 in connection with the sale of an equity interest amounting to €4m has been realised. In addition, a further sale of an equity interest in the first half of 2003 gave rise to supplementary purchase price claims amounting to a maximum of €30m, of which €4m will probably be realised in 2003 and the rest in subsequent years. Book profits of €33m will probably be realised in 2003 resulting from three aircraft sales executed up to September with a value of €54m.

Procurement obligations of €5.2bn existed at the end of September 2003 concerning investments in tangible and intangible fixed assets. In the full-year consolidated financial statements for 2002 the corresponding figure was €5.8bn.

Issued capital
In the third quarter of 2003 Lufthansa AG purchased a total of 1,595,270 of its own shares at an average price of €11.21. This corresponds to 0.4 per cent of the share capital. 1,229,158 shares were transferred to the staff and management in the context of bonus and performance programmes. 17,000 shares were sold at a price of €12.17. On 30 September 2003 a total of 349,112 own shares earmarked for transfer to staff and management remained in the portfolio of Lufthansa AG.

The Executive Board is further authorised up to 15 June 2004 to increase the share capital, with the assent of the Supervisory Board, by €25m by issuing new registered shares to the employees against a cash contribution. Shareholders' subscription rights are excluded.

***Asset and financial position at the end* of the third quarter of 2003**
The changes in the group of consolidated companies compared with the end of 2002 do not materially impair the comparability of the asset and financial position.

The Group's asset total at the end of the third quarter in 2003 was €17.7bn; this was 7.3 per cent or €1.4bn lower than the corresponding figure at end-2002. Fixed assets contracted by €557m and current assets by €833m. Whereas the value of fixed assets declined largely as a result of scheduled and extraordinary depreciation, the decrease in current assets was due exclusively to a drop in liquid funds. Resources available at the end of 2002 were used in the first quarter to redeem €610m of the liabilities of SC International Services, Inc., a company belonging to LSG Sky Chefs, with a view to cutting the volume of interest charges. In the second quarter the Group ran down its bank deposits in the amount of €601m, leading to a corresponding fall in financial liabilities.

On the liabilities side equity was reduced by €821m or 19.9 per cent vis-à-vis the end of 2002 owing to the cumulative loss and the dividend disbursement. The equity ratio fell further to 18.6 per cent compared with 21.6 per cent at end-2002.

Despite the negative third-quarter result before income tax of –€391m (2002: profit of €614m), a positive cash flow outcome of €1,1bn was generated from operating activities (2002: €1,9bn). This was notably assisted by a positive result before interest and depreciation of €932m and the positive change of €242m in working capital, which was due to the contributions of the newly consolidated companies and the higher provisions.

€171m of the cash flow was transferred to interest-bearing instruments and a further €261m was used for investment. The capital expenditure amounting to €717m, of which €292m was spent on aircraft purchases and down payments, €343m on the acquisition of fixed and finanical assets and €82m was

invested in the acquisition of a majority stake in Air Dolomiti, was partly offset by €509m from interest and dividend income as well as proceeds from the sale of aircraft and the disposal of the shareholding in START AMADEUS.

€1,3bn was spent on reducing financial debts as well as interest and dividend expenses, as a result of which the liquid funds decreased in all by €612m.

Net indebtedness at the end of the third quarter amounted to €835m (end-2002: €1,1 bn). Lufthansa's gearing stands at 25.3 per cent (end-2002: 27.5 per cent).

Dividend payment for 2002
Lufthansa's 50th Annual General Meeting held in Cologne on 18 June approved the proposal from the Executive Board and Supervisory Board to pay a dividend of €0.60 per share. This was disbursed on 19 June. The payout totalled €229m.

Management changes
On 18 June Wolfgang Mayrhuber, until then Deputy Chairman, took over as Chairman of Lufthansa's Executive Board. His predecessor as Chairman Jürgen Weber was elected by the 50th AGM to Lufthansa's Supervisory Board.

At the ordinary Annual General Meeting on 18 June 2003 the shareholders elected their ten representatives. The ten representatives of the employees had been elected beforehand by the workforce of the Lufthansa Group. The term of office of the new Supervisory Board began with the termination of the Annual General Meeting 2003 and will end with the termination of the Annual General Meeting 2008. The new Supervisory Board met for its constitutive meeting right after the AGM. It elected Jürgen Weber as Chairman of the Supervisory Board and re-elected Frank Bsirske as Deputy Chairman.

The Supervisory Board of Deutsche Lufthansa AG

Dr. Wolfgang Röller
Honorary Chairman of the Supervisory Board Dresdner Bank AG
Honorary Chairman

Dipl.-Ing. Dr. Ing. E.h. Jürgen Weber*
Former Chairman of the Executive Board
Deutsche Lufthansa AG
Chairman of the Supervisory Board

Frank Bsirske
Chairman of the trade union ver.di
Employee representative
Deputy Chairman

Dr. Josef Ackermann*
Speaker of the Executive Board
Deutsche Bank AG

Manfred Calsow*
Business economist
Employee representative

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann*
Chairman of the Executive Board
Allianz AG

Dipl.-Vwt. Jürgen Erwert*
Administrative staff member
Employee representative

Peter Geisinger
Captain
Employee representative

Robert Haller*
Administrative staff member
Employee representative

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President
Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Ilona Ritter
Union secretary ver.di
Employee representative

Willi Rörig
Administrative staff member
Employee representative

Dr. Klaus G. Schlede
Former Deputy Chairman of the Executive Board and Chief Financial Officer
Deutsche Lufthansa AG

Werner Schmidt*
Chairman of the Executive Board
Bayerische Landesbank Girozentrale

Mirco A. Vorwerk*
Purser, Chairman of the trade union UFO
Employee representative

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KGaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board
Deutsche Post AG

*newly elected members

Segment Reporting Lufthansa Group January–September 2003

Business segment information January–September 2003 in €m:

	Passenger[1] Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO[1]** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services[1]** Lufthansa Systems group	**Service[2] and Financial Companies**	Segment total
External revenue	7,153	1,583	1,191	1,649	–	160	81	11,817
– of which traffic revenue	6,982	1,559	–	–	–	–	–	8,541
Inter-segment revenue	321	10	957	357	–	287	31	1,963
Total revenue	7,474	1,593	2,148	2,006	–	447	112	13,780
Other segment income	836	106	97	95	-131	18	159	1,180
– of which from investments accounted for using the equity method	-14	3	3	4	-131	–	17	-118
Cost of materials	4,028	1,031	1,073	880	–	41	10	7,063
Staff costs	1,512	244	649	854	–	157	35	3,451
Amortisation and depreciation	534	86	68	308	–	23	25	1,044
– of which impairments	15	–	–	150	–	–	18	183
Other operating expenses	2,242	326	325	349	–	214	76	3,532
Segment result	**-6**	**12**	**130**	**-290**	**-131**	**30**	**125**	**-130**
– of which from investments accounted for using the equity method	-14	3	3	4	-131	–	17	-118
Segment assets	7,584	1,422	2,019	2,335	296	187	944	14,787
– of which from investments accounted for using the equity method	195	7	61	75	296	–	151	785
Segment liabilities	6,925	595	1,318	949	–	244	410	10,441
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	385	9	45	115	–	41	50	645
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Other significant non-cash items	101	8	11	16	–	0*	0*	136
Average number of employees	35,058	5,144	17,786	32,789	–	3,105	835	94,717

[1] Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
[2] Following the sale of START AMADEUS to Amadeus Global Travel Distribution S.A. on 26 February 2003, the company is contained in the interim accounts for two months only. This year's figures include Lufthansa AirPlus Servicekarten GmbH, which was newly consolidated on 1 January 2003, the comparability of prior year figures is limited.
* below €0.1m

Business segment information January–September 2002 in €m:

	Passenger Business Lufthansa Passenger Business group	**Logistics** Lufthansa Cargo	**MRO** Lufthansa Technik group	**Catering** LSG Sky Chefs group	**Leisure Travel** Thomas Cook group	**IT Services** Lufthansa Systems group	**Service and Financial Companies**	Segment total
External revenue	7,675	1,693	1,041	2,002	–	111	119	12,641
– of which traffic revenue	7,435	1,673	–	–	–	–	–	9,108
Inter-segment revenue	313	10	901	334	–	236	1	1,795
Total revenue	7,988	1,703	1,942	2,336	–	347	120	14,436
Other segment income	680	119	93	113	-94	9	197	1,117
– of which from investments accounted for using the equity method	-23	1	2	5	-94	–	33	-76
Cost of materials	3,804	1,056	1,028	934	–	22	48	6,892
Staff costs	1,420	241	539	961	–	104	35	3,300
Amortisation and depreciation	564	86	54	157	–	21	8	890
– of which impairments	–	–	–	0*	–	–	–	0*
Other operating expenses	2,219	361	281	406	–	183	45	3,495
Segment result	**661**	**78**	**133**	**-9**	**-94**	**26**	**181**	**976**
– of which from investments accounted for using the equity method	-23	1	2	5	-94	–	33	-76
Segment assets	8,895	1,553	1,870	2,792	410	134	924	16,578
– of which from investments accounted for using the equity method	215	1	92	91	410	–	290	1,099
Segment liabilities	6,936	1,467	1,347	1,014	–	205	418	11,387
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	451	6	32	69	–	22	40	620
– of which from investments accounted for using the equity method	19	–	–	–	–	–	–	19
Other significant non-cash items	-38	–	-4	10	–	–	0*	-32
Average number of employees	33,815	5,206	13,542	35,272	–	2,134	735	90,704

* below €0.1m

Reconciliation of segment information with consolidated figures in €m:

	Segment total January–September 2003	2002	Reconciliation January–September 2003	2002	Group January–September 2003	2002
External revenue	11,817	*12,641*	–	–	11,817	*12,641*
– of which traffic revenue	8,541	*9,108*	–	–	8,541	*9,108*
Inter-segment revenue	1,963	*1,795*	– 1,963	*– 1,795*	–	–
Total revenue	13,780	*14,436*	– 1,963	*– 1,795*	11,817	*12,641*
Other revenue	1,180	*1,117*	– 78	*– 289*	1,102	*828*
– of which from investments accounted for using the equity method	– 118	*– 76*	118	*76*	–	–
Cost of materials	7,063	*6,892*	– 1,702	*– 1,605*	5,361	*5,287*
Staff costs	3,451	*3,300*	– 3	*– 2*	3,448	*3,298*
Amortisation and depreciation	1,044	*890*	– 21	*– 1*	1,023	*889*
– of which impairments	183	*0**	– 18	–	165	*0**
Other operating expenses	3,532	*3,495*	– 447	*– 472*	3,085	*3,023*
Result	**– 130**	***976***	**132**	***– 4***	**2**	***972***
– of which from investments accounted for using the equity method	– 118	*– 76*	118	*76*	–	–
Assets	14,787	*16,578*	2,960	*3,286*	17,747	*19,864*
– of which from investments accounted for using the equity method	785	*1,099*	–	–	785	*1,099*
Liabilities	10,441	*11,387*	3,963	*4,373*	14,404	*15,760*
– of which from investments accounted for using the equity method	–	–	–	–	–	–

*below €0.1m

Geographical segment information January–September 2003 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue*	5,923	1,029	165	1,129	113	182	–	8,541
Other operating revenue	1,419	1,150	84	397	161	65	0**	3,276
Total revenue	7,342	2,179	249	1,526	274	247	0**	11,817

*traffic revenue is allocated by the original place of sale
**below 0.1 €m

Geographical segment information January–September 2002 in €m:

	Europe incl. Germany	North America	Central and South America	Asia/ Pacific	Middle East	Africa	Other	Segment total
Traffic revenue*	6,207	1,133	220	1,246	126	176	–	9,108
Other operating revenue	1,230	1,519	109	383	219	73	0**	3,533
Total revenue	7,437	2,652	329	1,629	345	249	0**	12,641

*traffic revenue is allocated by the original place of sale
**below €0.1m

Dates

2004

25 March	Press and Analysts' Conference on 2003 result
12 May	Release of the Interim Report January to March 2004
16 June	51st Annual General Meeting in Cologne
12 August	Release of the Interim Report January to June 2004
11 November	Press and Analysts' Conference Release of the Interim Report January to September 2004

2005

24 March	Press and Analysts' Conference on 2004 result

The 3rd Interim Report is a translation of the original German Lufthansa 3. Zwischenbericht Januar–September 2003. Please note that only the German version is legally binding.

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:
Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2-6
50679 Köln
Tel.: +49 221 826-24 44 or +49 69 696-9 43 56
Fax: +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: +49 69 696-64 70 or -9 09 97
Fax: +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available via our Internet order service or from:

Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2-6, 50679 Cologne
Tel.: +49 221 826-39 92
Fax: +49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

Executive Board:
Wolfgang Mayrhuber (Chairman)
Dr. Karl-Ludwig Kley
Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/03

Reports Monthly Reports

Monthly Report 10/2003

- Investor Info
- Traffic Figures

Investor Info

Change in capacity utilisation in October 2003 compared with previous year


80
75
70
% 65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Higher utilisation in passenger and freight traffic

Lufthansa and Lufthansa CityLine again flew more than four million passengers in October 2003. Their combined total of 4.14 million was up by 1.5 per cent on the same month last year and even exceeded the figure in September 2003. Capacity in the month was raised by 1.1 percentage points to 75.4 per cent: Sales, up by 2.7 per cent, outgrew the increase in capacity (+ 1.1 %). Performance in the Middle East/Africa traffic region was highly gratifying: Strongly increased capacity (+ 14.5 %) sold well in the marketplace: The passenger count climbed 19.0 per cent and sales by 18.4 per cent. The load factor improved by 2.5 percentage points versus last year to 74.9 per cent. Passenger figures increased as well in the Americas (+ 6.2 %) and Europe (+ 0.4 %). In the Asia/Pacific, almost as many passengers (- 0.5 %) as last year flew with Lufthansa again in October. The region returned the highest passenger load factor of 83.0 per cent (+ 1.5 pp). Only in

the Americas sales (+ 2.4 %) lagged behind capacity growth (+ 5.0 pp). Capacity utilisation dipped resultantly by 2.0 percentage points to 76.3 per cent.
Lufthansa Cargo did better in the month in matching capacity (- 3.4 %) and sales (- 2.0 %). Its results in October lifted the cargo load factor to 67.5 per cent (+ 0.9 pp.). Cargo volumes were down year-on-year by 1.0 per cent to 144,000 tonnes of freight and mail but marginally above the level in September 2003.Overall capacity utilisation has also recovered. The Group’s overall load factor rose to 71.7 per cent (+ 0.8 pp.), the best this year.

Concerted drive to underpin competitiveness
Lufthansa Management defined in October a package of measures to keep the Group on a lasting competitive footing. Its prime objective is to reduce expenses by 1.2 billion euros by 2005. Besides reducing the Group's own costs, contributions towards easing cost pressures are expected from internal and external suppliers. Board Member for Human Resources, Stefan Lauer has spelt out details of the action plan in an interview with the Lufthansa staff newspaper. The full-length interview is available on the Internet.

"Lufthansa Regional" and Star Alliance
Lufthansa's regional traffic was revamped at the start of the winter flight schedules. The Group's regional partner airlines Air Dolomiti, Augsburg Airways, Contact Air, Eurowings and Lufthansa CityLine are now offering direct and feeder flights in the regional network under a common "Lufthansa Regional" rebranding. Codesharing to 19 destinations in the USA has also commenced with US Airways. The US carrier is scheduled to join Star Alliance in the course of next year. LOT Polish Airlines became an official member of the world's leading airline grouping on 26 October.

Changes at the top at Thomas Cook AG
As the shareholding companies at the Thomas Cook leisure travel group, Deutsche Lufthansa and KarstadtQuelle, disclosed on 6 November that Stefan Pichler and Norbert Kickum have resigned from the Thomas Cook Executive Board by mutual and amicable agreement with the shareholders and with immediate effect. Peter Gerard (KarstadtQuelle) has been appointed interim CEO and Dr. Karl-Ludwig Kley as interim CFO of Thomas Cook AG. Both remain on the Executive Boards of the Thomas Cook parent companies.

Note:
The Group's results from January through September 2003 will be disclosed at a press and analysts conference in Frankfurt on 12 November 2003. The interim report for the period can be downloaded from the web from 10.00 hours.

The next Investor Info with the traffic figures for November 2003 is due on 9 Dezember.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

10 November 2003

10 November 2003

Traffic Figures

Lufthansa Passenger Business Group*	October 2003	yoy %	cumulative 2003	yoy %
Passengers in 1,000	4,136	1.5	37,606	1.3
Available seat-kilometres (mio)	10,951	1.1	103,050	2.6
Revenue pax-kilometres (mio)	8,257	2.7	75,782	0.9
Passenger load factor (per cent)	75.4	+ 1.1P.	73.5	- 1.3P.
Number of Flights	41,651	-6.3	407,964	-1.0

* *Deutsche Lufthansa AG and Lufthansa Cityline GmbH*

Lufthansa Cargo AG	October 2003	yoy %	cumulative 2003	yoy %
Cargo/mail in 1,000 tonnes	144	-1.0	1,297	-4.0
Available Cargo tonne-km (mio)	964	-3.4	9,008	0.8
Revenue Cargo tonne-km (mio)	651	-2.0	5,804	-2.3
Cargo load-factor (%)	67.5	+ 0.9P.	64.4	- 2.0P.
Number of Flights	2,078	-6.8	19,599	-1.3

Lufthansa Group	October 2003	yoy %	cumulative 2003	yoy %
Available tonne-kilometres (mio)	2,067	-0.7	19,336	1.8
Revenue tonne-kilometres (mio)	1,483	0.5	13,438	-0.5
Overall load factor (per cent)	71.7	+ 0.8P.	69.5	- 1.6P.
Number of Flights	43,729	-6.3	427,563	-1.0

Europe (incl. Germany)	October 2003	yoy %	cumulative 2003	yoy %
Passengers in 1,000	3,212	+ 0.4	29,294	+ 0.8
Available seat-kilometers (mio)	3,209	- 3.4	31,264	+ 0.7
Revenue pax-kilometers (mio)	2,194	+ 3.2	20,057	+ 1.7
Passenger load-factor (%)	68.4	+ 4.4P.	64.2	+ 0.7P.
Cargo/mail in 1,000 tonnes	62	- 0.2	560	- 6.5
Available Cargo tonne-km (mio)	95	- 11.0	948	- 2.5
Revenue Cargo tonne-km (mio)	40	+ 0.9	367	- 2.1
Cargo load-factor (%)	42.4	+ 5.0P.	38.7	+ 0.2P.

America (North & South)	October 2003	yoy %	cumulative 2003	yoy %

Passengers in 1,000	506	+ 6.2	4,626	+ 7.5
Available seat-kilometers (mio)	4,408	+ 5.0	40,875	+ 8.4
Revenue pax-kilometers (mio)	3,365	+ 2.4	31,804	+ 5.2
Passenger load-factor (%)	76.3	- 2.0P.	77.8	- 2.4P.
Cargo/mail in 1,000 tonnes	36	- 3.7	328	- 2.6
Available Cargo tonne-km (mio)	354	- 5.3	3,299	+ 0.3
Revenue Cargo tonne-km (mio)	242	- 4.2	2,192	- 2.5
Cargo load-factor (%)	68.3	+ 0.7P.	66.4	- 1.9P.

Asia/Pacific	**October**		**cumulative**	
	2003	**yoy %**	**2003**	**yoy %**
Passengers in 1,000	268	- 0.5	2,365	- 6.1
Available seat-kilometers (mio)	2,500	- 3.0	23,064	- 5.1
Revenue pax-kilometers (mio)	2,076	- 1.2	18,290	- 7.7
Passenger load-factor (%)	83.0	+ 1.5P.	79.3	- 2.2P.
Cargo/mail in 1,000 tonnes	37	- 1.7	334	- 0.9
Available Cargo tonne-km (mio)	444	- 0.8	4,074	+ 2.3
Revenue Cargo tonne-km (mio)	326	- 0.8	2,857	- 1.5
Cargo load-factor (%)	73.3	- 0.1P.	70.1	- 2.7P.

Middle East & Africa	**October**		**cumulative**	
	2003	**yoy %**	**2003**	**yoy %**
Passengers in 1,000	147	+ 19.0	1,298	+ 8.6
Available seat-kilometers (mio)	825	+ 14.5	7,779	+ 7.5
Revenue pax-kilometers (mio)	618	+ 18.4	5,598	+ 5.8
Passenger load-factor (%)	74.9	+ 2.5P.	72.0	- 1.1P.
Cargo/mail in 1,000 tonnes	8	+ 9.6	76	- 3.8
Available Cargo tonne-km (mio)	71	+ 1.8	687	- 1.2
Revenue Cargo tonne-km (mio)	43	- 1.2	388	- 6.9
Cargo load-factor (%)	60.6	- 1.8P.	56.4	- 3.5P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

10 November 2003

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